Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 2

DATED JANUARY 23, 2009

TO THE PROSPECTUS DATED JANUARY 7, 2009

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 2 supplements our prospectus dated January 7, 2009, as previously supplemented by Supplement No. 1 dated January 7, 2009.  You should read this Supplement No. 2 together with our prospectus dated January 7, 2009, as supplemented to date.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections captioned “Prospectus Summary,” “Business and Policies,” “Summary of Our Organizational Documents” and “Plan of Distribution” as described below. Unless otherwise defined in this Supplement No. 2, capitalized terms used in this Supplement No. 2 have the same meanings as set forth in the prospectus.

Recent Investment and Financing Activity

Streets of Indian Lake.  On December 5, 2008, we purchased a new 235,144 square foot retail shopping center located in Hendersonville, Tennessee. The Streets of Indian Lake was 91% occupied as of the date of acquisition. We paid approximately $20.8 million in cash at closing and assumed approximately $40.8 million in existing indebtedness secured by a first mortgage on the property. The loan requires interest only payments at an annual rate of one month LIBOR plus 1.50% and matures on December 1, 2011.  We anticipate paying an additional $8 million to acquire an additional 21,249 square feet of unoccupied or vacant space at a later date.

SunTrust Portfolio I Financing.  Our loan from Bank of America N.A., secured by the SunTrust Portfolio I properties, matured on December 10, 2008.  On December 10, 2008, we paid down approximately $31.2 million in principal and extended the term of the loan through April 30, 2009.  The remaining principal amount of this loan is equal to approximately $250 million, and the annual interest rate is equal to LIBOR plus 3.50%.

United Healthcare Portfolio.  On December 18, 2008, we purchased, as part of a sales-leaseback transaction, six office properties located in California, Indiana, Maryland and Wisconsin, totaling 1.2 million square feet.  All six properties have absolute triple-net leases with United Healthcare Services, Inc., expiring in June 2021.  We purchased these properties for approximately $185.5 million in cash and at closing we obtained financing, aggregating approximately $30.7 million, secured by first mortgages on three of the six properties.

Home Depot Portfolio.  On December 31, 2008, we purchased, as part of a sales-leaseback transaction, two newly constructed industrial/distribution properties located in Birmingham, Alabama and Valdosta, Georgia, totaling 1.3 million square feet.  Both properties have triple-net type leases with Home Depot USA, Inc., which leases have eighteen-year terms and are guaranteed by the parent of the tenant, The Home Depot, Inc.  We purchased these properties for approximately $59.2 million in cash.

Investments in Commercial Mortgage-Backed Securities (“CMBS”).  On December 26, 2008, we acquired CMBS with a face value of approximately $30 million, for $11.7 million, or a 61% discount from face value. The securities in this pool of CMBS will accrue interest at a coupon rate of 14.141% per annum and have a weighted average life of seven years.  This pool is rated AAA by Standard & Poor’s and Aaa by Moody’s, respectively.

Brazos Ranch Apartments.  On January 13, 2009, we purchased, for approximately $27.7 million in cash, Brazos Ranch Apartments located in Rosenberg, Texas.  Brazos Ranch Apartments consists of 308 units of garden style apartments and was 90% occupied at the date of acquisition.

Macquarie Portfolio.  On January 14, 2009, we purchased for approximately $71.1 million in cash seven retail properties located in Alabama, Florida, Georgia, North Carolina, South Carolina and Washington, totaling 588,522 square feet, as follows:

Property	City	State	Purchase Price ($)	Square Feet
Southgate Village	Pelham	Alabama	8,946,678	75,092
Peachland Promenade	Port Charlotte	Florida	8,711,530	82,082
Rose Creek	Woodstock	Georgia	7,213,672	69,790
Thomas Crossroads	Newnan	Georgia	8,108,601	104,928
Bent Tree Plaza	Raleigh	North Carolina	9,914,907	79,503
Rosewood Shopping Center	Columbia	South Carolina	5,692,350	36,887
James Center	Tacoma	Washington	22,487,366	140,240

Financing Transactions.  The following table summarizes recent financings that we or our subsidiaries have obtained, that are secured by first priority mortgages on our properties:

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
Streets of Indian Lake (1)	12/05/2008	40,800,000	LIBOR + 1.50%	12/01/2011
Hilton Garden Inn – Wilmington (2)	12/12/2008	9,530,000	LIBOR + 2.50%	12/12/2011
Towneplace Suites – College Station (2)	12/12/2008	4,900,000	LIBOR + 2.50%	12/12/2011
Towneplace Suites – Houston Clearlake (2)	12/12/2008	5,815,000	LIBOR + 2.50%	12/12/2011
United Healthcare – Indianapolis (3)	12/18/2008	10,049,936	6.50%	12/18/2013
United Healthcare – Onalaska (3)	12/18/2008	16,545,110	6.50%	12/18/2013
United Healthcare – Wauwatosa (3)	12/18/2008	4,149,489	6.50%	12/18/2013
Siegen Plaza	12/22/2008	16,637,500	LIBOR + 2.40%	12/22/2011

(1)          The loan on this property was assumed at acquisition.

(2)          These loans are cross-collateralized.

(3)          These loans are cross-collateralized.

Prospectus Summary

Distribution Policy

The following discussion updates the discussion contained in our prospectus under the heading “Prospectus Summary – Distribution Policy,” which begins on page 17 of the prospectus, as supplemented by supplement no. 1.

During 2008, the real estate transaction market slowed dramatically.  This was due in part to the difficulties many buyers faced securing financing, as well as the continued gap between a buyer’s and a seller’s perspective of real estate values.  We have always carefully identified and evaluated each property as part of our acquisition process.  We do not and will not, buy just for the sake of buying.  Consequently, during the second half of 2008, we built up a significant surplus of cash.  This cash earns low short-term interest rates, which among other factors, affects cash flow.

In light of the turbulent economic conditions, as we prepare Inland American to be well-positioned to navigate this real estate cycle, we plan to maintain significant cash balances.  We believe that this strategy will continue to provide us with the cash necessary to acquire attractive assets, and to maintain our enviable position of liquidity to meet potential financial challenges.  Accordingly, on January 20, 2009 our board of directors voted unanimously to determine each monthly distribution rate on an adjustable basis, with a floor of $0.50 per share, which equates to a 5% annualized yield on a share purchase of $10.00.  The distribution payable on February 12, 2009 to stockholders of record as of January 31, 2009 will be at the rate of $0.50 per share on an annualized basis.  See “Risk Factors – Risks Related to Our Business” for additional discussion.

Business and Policies

Conservation Initiatives

This subsection is inserted to our prospectus under the heading “Business and Policies – Insurance,” which begins on page 86 of the prospectus.

One of our goals is to promote cost-effective, environmentally-friendly practices at our properties and to increase energy efficiency across our entire portfolio of assets in order to reduce costs.  We recently joined the U.S. Green Building Council, a nonprofit organization comprised of corporations, contractors, developers, manufacturers and retailers working to advance buildings that are environmentally responsible, profitable and healthy places to live and work.  We are also involved in sustainability initiatives that include increased recycling, installing efficient outdoor lighting and utilizing industry-described “green” roofs that generate energy via solar panels and provide superior insulation for heating and cooling efficiencies.  In addition, we have adopted eco-friendly practices in the operation of our business and in connection with our offering, including using recycled materials and soy-based inks in the production of marketing materials.

Summary of Our Organizational Documents

This section updates the discussion contained in our prospectus under the heading “Summary of Our Organizational Documents,” which begins on page 100 of the prospectus.

On January 20, 2009, our board of directors approved an amendment to our current bylaws, effective immediately.  The amendment corrects a typographical error and thus conforms the indemnification provisions of the bylaws to the indemnification provisions contained in our articles.

Plan of Distribution

The following information updates the table included at the end of the “Plan of Distribution” section of our prospectus, as supplemented by supplement no. 1, on page 139.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of January 20, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	300,825,046	3,008,250,460	315,866,298	2,692,384,162

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	—	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	34,386,002	326,667,019	—	326,667,019

Shares repurchased pursuant to our share repurchase program:	(13,710,393)	(127,771,936)	—	(127,771,936)

	800,840,408	7,995,682,578	808,945,003	7,186,737,575

(1)          Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)          Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)          Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.